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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION             ---------------------------------
                             Washington, D.C. 20549                             OMB APPROVAL
                                                                      ---------------------------------
                                   FORM 12B-25                        OMB Number:             3235-0058
                                                                      Expires: January    July 31, 2002
                           NOTIFICATION OF LATE FILING                Estimated average burden hours
                                                                      per response................ 2.50
(Check One): [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K          ---------------------------------
             [ ] Form 10-Q    [ ] Form N-SAR
                                                                          -------------------------
          For Period Ended: 4/30/01                                            SEC FILE NUMBER
                            -----------------------------                         002-23248
          [   ]    Transition Report on Form 10-K                         -------------------------
          [   ]    Transition Report on Form 20-F
          [   ]    Transition Report on Form 11 -K                        -------------------------
          [   ]    Transition Report on Form 10-Q                               CUSIP NUMBER
          [   ]    Transition Report on Form N-SAR                                82661L101
          For the Transition Period Ended                                 -------------------------
                                         ----------------
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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

SIGMATRON INTERNATIONAL, INC.
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Full Name of Registrant

Former Name if Applicable
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2201 Landmeier Road
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Address of Principal Executive Office (Street and Number)

Elk Grove Village, Illinois 60007
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, I I-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[x] due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The recent economic slowdown in some of the industries the Company serves has caused decreased sales levels for the Company during the final months of 2000 and the first months of 2001. The Company is in default with respect to several covenants under its debt facilities. During the recent default period, the Company's lenders have continued to provide funding to the Company in the normal course of business and are working with the Company in an effort to provide a long-term solution for the Company.

The Company is engaged in active negotiations with its lenders to restructure the terms of its debt. A final agreement related to the restructuring has not been completed as of the filing of this notification. The Company has requested its lenders to provide an extension to the forbearance agreement that expires 7/31/01 or a long-term negotiated solution by the extension date obtained by this notification. In light of the discussions with the Company's lenders and other investors to establish a long term solution to the Company's credit and financing needs, the Company is not able to file its Annual Report on Form 10-K for 20001 by July 30, 2001, without unreasonable effort and expense. In order to timely file its 10-K, the Company would have to redirect its executive officers away from the negotiations with lenders, which would delay consummation of the restructuring. Additionally, the Company believes that the extension of the forbearance agreement or any related actions may affect the disclosures required by the Form 10-K.

The Company intends to file the subject Annual Report on Form 10-K no later than the fifteenth calendar day after the due date of the report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Linda K. Blake              847                    956-8000
        ------------------------    ---------------      -----------------------
                 (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
        filed? If answer is no, identify report(s).                [X] Yes[ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof?                                           [X] Yes[ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company anticipates a loss of approximately $1.3 million for the fiscal year ending April 30, 2001. This loss is attributable to a decrease in revenues and operating margins as a result of the economic slowdown in some of the industries the Company serves.

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                          SIGMATRON INTERNATIONAL, INC.
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       July 30, 2001            By  /s/ Gary R. Fairhead, President and CEO
     ---------------------------      ------------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
-----------------------------------           ----------------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).